82-1209

[redacted]

904-675 West Hastings St.
Vancouver, BC V6B 1N2
Phone: 604-688-0546
Fax: 604-688-0378

GGL Diamond Corp.

[redacted]

July 22, 2005.

PRESS RELEASE

GGL ANNOUNCES PRIVATE PLACEMENT FINANCING OF C$300,000

VANCOUVER, British Columbia – Raymond A. Hrkac, President and CEO of GGL Diamond Corp. (TSX-V: GGL) announces that the Company is raising gross proceeds of $300,000 by way of a non-brokered private placement of 1,666,666 units at $0.18 per unit. Each unit consists of one common share and one non-transferable warrant. One warrant entitles the holder to purchase one common share for a term of 24 months from the closing date at $0.20 per share in the first year and $0.22 per share in the second year. The Company will pay a cash finder's fee of 8.2% of the gross proceeds.

The subscription proceeds will be used for exploration projects on the Company's properties and for corporate and administrative expenses and working capital.

The private placement and finder's fee are subject to acceptance for filing by the TSX Venture Exchange.

GGL DIAMOND CORP.

Raymond A. Hrkac
President & CEO

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Susan de Stein at (604) 684-3376.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

dlw 8/2